

Management Financial Package

Bodygood Nutrition
For the period ended December 31, 2023

Prepared on
January 15, 2024

Table of Contents

The enclosed financial statements are prepared using modified accrual basis and are intended for internal management use only. This presentation is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any investor.

While the best effort is made to present comprehensive and accurate financial statements, the financial information included in the enclosed statements is preliminary, unaudited and subject to revision upon completion of the Company's closing and internal audit processes.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Profit and Loss by Channel
December 2023

	1.1 Amazon	1.2 D2C	1.3 B&M	1.4 Club	1.5 Mass	1.9 Allocation	2.0 G&A	TOTAL
INCOME								
40000 Gross Sales		0						0
40100 Gross Sales - Amazon	451,385							451,385
40200 Gross Sales - D2C		54,564						54,564
40300 Gross Sales - B&M			6,458					6,458
40400 Gross Sales - Club				0				0
40500 Gross Sales - Mass					0			0
40600 Gross Sales - Ancillary	3,979	14						3,993
40700 Gross Sales - Shipping		1,151						1,151
Total 40000 Gross Sales	**455,364**	**55,730**	**6,458**	**0**	**0**			**517,551**
41000 Working Trade								0
41100 Promo Rebates - Amazon	(70,028)							(70,028)
41150 Discounts - D2C		(6,004)						(6,004)
41200 Promo Execution Service Charge - Amazon	(2,310)							(2,310)
41400 Lightning Deal Fee	(1,000)							(1,000)
Total 41000 Working Trade	**(73,338)**	**(6,004)**						**(79,342)**
42000 Non Working Trade								0
42100 Product Refunds	(6,099)	(614)		(5,176)				(11,889)
42400 Ancillary Refunds	(49)							(49)
Total 42000 Non Working Trade	**(6,148)**	**(614)**		**(5,176)**				**(11,938)**
Total Income	**375,878**	**49,111**	**6,458**	**(5,176)**	**0**	**0**	**0**	**426,270**
COST OF GOODS SOLD								
50000 Product COGS								0
50100 COGS - Amazon	114,523							114,523
50200 COGS - D2C		18,588						18,588
50300 COGS - B&M			2,288					2,288
50400 COGS - Club				0				0

	1.1 Amazon	1.2 D2C	1.3 B&M	1.4 Club	1.5 Mass	1.9 Allocation	2.0 G&A	TOTAL
50500 COGS - Mass					0			0
50725 Inbound Freight	1,469	180	21	0	0	0		1,669
50740 Inventory Adjustments								0
50741 FG Inventory Adjustments	10,092	1,477	510	1,182	260	0		13,521
50742 RM Inventory Adjustments	19,598	2,143	740	1,716	378	0		24,575
Total 50740 Inventory Adjustments	**29,690**	**3,620**	**1,249**	**2,898**	**638**	**0**		**38,095**
Total 50000 Product COGS	**145,682**	**22,388**	**3,558**	**2,898**	**638**	**0**		**175,163**
51000 Freight to Warehouse								0
51100 FTW - Amazon	5,423							5,423
51900 FTW - Allocation			988	0	0	0		988
Total 51000 Freight to Warehouse	**5,423**		**988**	**0**	**0**	**0**		**6,411**
52000 Shipping & Handling Costs								0
52100 Amazon FBA	63,690							63,690
52700 Inventory Holding Fees	3,913							3,913
52750 Other Amazon fulfillment fees	171							171
52800 Warehouse Facility		708	0	0	0	0		708
52850 Warehouse Pick and Pack		5,135	0	0	0	0		5,135
Total 52000 Shipping & Handling Costs	**67,774**	**5,843**	**0**	**0**	**0**	**0**		**73,617**
53000 Freight to Customers								0
53200 FTC - D2C		17,370						17,370
53300 FTC - B&M			587					587
53400 FTC - Club				(500)				(500)
53500 FTC - Mass					(1,600)			(1,600)
53900 FTC - Allocation			0	0	0	0		0
Total 53000 Freight to Customers		**17,370**	**587**	**(500)**	**(1,600)**	**0**		**15,857**
Total Cost of Goods Sold	**218,879**	**45,601**	**5,132**	**2,398**	**(962)**	**0**	**0**	**271,048**
GROSS PROFIT	156,999	3,511	1,325	(7,574)	962	0	0	155,222
EXPENSES								
61000 Marketing								0

	1.1 Amazon	1.2 D2C	1.3 B&M	1.4 Club	1.5 Mass	1.9 Allocation	2.0 G&A	TOTAL
61110 Amazon Advertising	60,801							60,801
61200 Paid Search & Social						3,158		3,158
61220 Influencer						15,716		15,716
61300 Retail Marketing				7,000				7,000
61400 Contractors - Marketing								0
61410 General Marketing Contractors	4,995					22,000		26,995
61420 D2C Marketing/Creative		3,080						3,080
61430 Retail Creative			49					49
61450 General Creative	84	105				1,659		1,848
Total 61400 Contractors - Marketing	**5,079**	**3,185**	**49**			**23,659**		**31,972**
61500 Marketing Software/Tools	500					3,607		4,107
61510 Marketing Materials						713		713
61620 Website						19		19
61900 Marketing - Allocation	41,240	5,047	585	0	0	(46,872)		0
Total 61000 Marketing	**107,620**	**8,232**	**634**	**7,000**	**0**	**0**		**123,486**
62000 Selling Expenses								0
62100 Amazon Sales Expenses								0
62110 Amazon Selling Fees	55,338							55,338
62130 Amazon Sub Fee	40							40
62190 Other Amazon Sales Expense	21							21
Total 62100 Amazon Sales Expenses	**55,399**							**55,399**
62200 D2C Sales Expense		5,325						5,325
62300 Retail Sales Expenses								0
62320 Retail Commissions			(117)	(551)				(668)
62330 Retail Compliance Costs			1,000	2,167	92			3,259
62340 Retail Software Subscriptions			241					241
Total 62300 Retail Sales Expenses			**1,124**	**1,615**	**92**			**2,832**
Total 62000 Selling Expenses	**55,399**	**5,325**	**1,124**	**1,615**	**92**			**63,555**
63000 Payroll								0

	1.1 Amazon	1.2 D2C	1.3 B&M	1.4 Club	1.5 Mass	1.9 Allocation	2.0 G&A	TOTAL
63100 Salaries							40,903	40,903
63300 Payroll Taxes							3,363	3,363
63400 Employee Benefits								0
63410 Medical Insurance							155	155
63420 Dental Insurance							156	156
63430 Vision Insurance							(11)	(11)
63450 Workers Comp Insurance							317	317
Total 63400 Employee Benefits							**616**	**616**
63900 Payroll Processing Fee							171	171
Total 63000 Payroll							**45,053**	**45,053**
65000 Other G&A								0
65200 Bank & CC Fees							335	335
65210 Merchant Processing Fees		1,918						1,918
65220 Melio Credit card fee							17	17
Total 65200 Bank & CC Fees		**1,918**					**352**	**2,270**
65310 Software							1,284	1,284
65320 Office Supplies							1	1
65330 Dues and Subscriptions							1,047	1,047
65370 Telephone Expense							2,043	2,043
Total 65000 Other G&A		**1,918**					**4,727**	**6,645**
66000 Travel and Entertainment								0
66100 Transportation							50	50
66300 Meals - 50%							66	66
66350 Restaurant Meals - 100% (2021/2022)							132	132
66900 Other Travel Expenses							1,314	1,314
Total 66000 Travel and Entertainment							**1,561**	**1,561**
67000 Insurance Expense								0
67100 General Liability Insurance							2,890	2,890
67200 Property Insurance							228	228

	1.1 Amazon	1.2 D2C	1.3 B&M	1.4 Club	1.5 Mass	1.9 Allocation	2.0 G&A	TOTAL
Total 67000 Insurance Expense							3,118	3,118
68000 Professional Fees								0
68100 Finance							4,064	4,064
68900 Professional Fees - Other							4,075	4,075
Total 68000 Professional Fees							8,139	8,139
Total Expenses	163,019	15,475	1,758	8,615	92	0	62,598	251,558
NET OPERATING INCOME	(6,020)	(11,965)	(433)	(16,189)	870	0	(62,598)	(96,336)
OTHER INCOME								
70200 Interest Income							4,545	4,545
Total Other Income	0	0	0	0	0	0	4,545	4,545
OTHER EXPENSES								
82100 Management Fee Interest							1,913	1,913
84000 Note Interest							10,240	10,240
84100 Amazon Interest							3,897	3,897
85000 Amortization Expense							1,063	1,063
Total Other Expenses	0	0	0	0	0	0	17,112	17,112
NET OTHER INCOME	0	0	0	0	0	0	(12,568)	(12,568)
NET INCOME	$ (6,020)	$ (11,965)	$ (433)	$ (16,189)	$870	$0	$ (75,166)	$ (108,903)

Profit and Loss (%)

	Total	
	Dec 2023	**% of Income**
INCOME		
40000 Gross Sales	517,551	121.00 %
41000 Working Trade	(79,342)	(19.00 %)
42000 Non Working Trade	(11,938)	(3.00 %)
Total Income	**426,270**	**100.00 %**
COST OF GOODS SOLD		
50000 Product COGS	175,163	41.00 %
51000 Freight to Warehouse	6,411	2.00 %
52000 Shipping & Handling Costs	73,617	17.00 %
53000 Freight to Customers	15,857	4.00 %
Total Cost of Goods Sold	**271,048**	**64.00 %**
GROSS PROFIT	**155,222**	**36.00 %**
EXPENSES		
61000 Marketing	123,486	29.00 %
62000 Selling Expenses	63,555	15.00 %
63000 Payroll	45,053	11.00 %
65000 Other G&A	6,645	2.00 %
66000 Travel and Entertainment	1,561	0.00 %
67000 Insurance Expense	3,118	1.00 %
68000 Professional Fees	8,139	2.00 %
Total Expenses	**251,558**	**59.00 %**
NET OPERATING INCOME	**(96,336)**	**(23.00 %)**
OTHER INCOME		
70200 Interest Income	4,545	1.00 %
Total Other Income	**4,545**	**1.00 %**
OTHER EXPENSES		
82100 Management Fee Interest	1,913	0.00 %
84000 Note Interest	10,240	2.00 %
84100 Amazon Interest	3,897	1.00 %
85000 Amortization Expense	1,063	0.00 %
Total Other Expenses	**17,112**	**4.00 %**
NET OTHER INCOME	**(12,568)**	**(3.00 %)**
NET INCOME	**$ (108,903)**	**(26.00 %)**

Profit and Loss (YTD)
January - December 2023

	Jan 2023	Feb 2023	Mar 2023	Apr 2023	May 2023	Jun 2023	Jul 2023	Aug 2023	Sep 2023	Oct 2023	Nov 2023	Dec 2023	Total
INCOME													
40000 Gross Sales	681,726	603,625	684,966	739,758	805,875	716,660	871,055	768,456	654,684	690,365	769,292	517,551	8,504,013
41000 Working Trade	(157,666)	(86,689)	(63,346)	(84,116)	(176,986)	(86,637)	(131,675)	(101,709)	(136,216)	(117,445)	(138,916)	(79,342)	(1,360,743)
42000 Non Working Trade	(8,331)	(25,122)	(9,525)	(13,433)	(19,300)	(19,851)	(13,314)	(23,721)	(17,970)	(16,241)	(14,621)	(11,938)	(193,366)
43000 Listings		4,250			(20,000)						(12,792)		(28,542)
44000 Markdowns							(15,000)	(38,000)		(17,662)	(4,248)		(74,910)
Total Income	**515,730**	**496,064**	**612,095**	**642,209**	**589,589**	**610,173**	**711,066**	**605,026**	**500,498**	**539,017**	**598,715**	**426,270**	**6,846,453**
COST OF GOODS SOLD													
50000 Product COGS	188,721	155,036	201,256	227,253	231,151	208,500	266,880	209,516	169,671	194,065	242,749	175,163	2,469,960
51000 Freight to Warehouse	7,013	5,412	1,746	7,132	3,777	8,550	10,234	24,024	4,246	11,506	701	6,411	90,752
52000 Shipping & Handling Costs	95,469	81,072	81,515	88,447	99,676	91,197	104,775	95,963	80,119	88,914	94,525	73,617	1,075,288
53000 Freight to Customers	18,859	14,950	20,942	21,014	22,028	21,548	19,954	17,553	15,525	15,415	20,714	15,857	224,358
Total Cost of Goods Sold	**310,060**	**256,470**	**305,459**	**343,846**	**356,632**	**329,796**	**401,843**	**347,056**	**269,561**	**309,899**	**358,688**	**271,048**	**3,860,359**
GROSS PROFIT	**205,670**	**239,594**	**306,636**	**298,363**	**232,956**	**280,377**	**309,223**	**257,970**	**230,936**	**229,118**	**240,028**	**155,222**	**2,986,094**
EXPENSES													
61000 Marketing	188,275	177,600	212,196	226,353	317,389	198,312	324,166	293,595	253,077	241,372	246,975	123,486	2,802,796
62000 Selling Expenses	75,708	71,348	82,412	83,484	91,277	82,639	107,968	84,130	72,545	77,849	74,736	63,555	967,652
63000 Payroll	104,050	91,924	92,758	92,773	92,733	92,771	94,707	60,001	71,975	(27,539)	54,397	45,053	865,602
64000 Product Development		38		150	1,478	1,684	26	6,844		1,061	1,633		12,913
65000 Other G&A	7,373	6,599	8,667	7,039	10,085	7,261	7,204	7,377	8,559	10,705	6,395	6,645	93,910
66000 Travel and Entertainment	2,866	1,280	7,088		687	7,311	948	5,668	5,868	698	477	1,561	34,453
67000 Insurance Expense	2,948	2,948	4,806	2,948	2,394	2,394	943	1,413	2,987	3,433	3,118	3,118	33,452
68000 Professional Fees	9,856	10,043	7,442	22,672	17,664	20,480	12,199	9,074	12,359	9,294	18,541	8,139	157,763
Total Expenses	**391,076**	**361,780**	**415,369**	**435,420**	**533,708**	**412,853**	**548,161**	**468,101**	**427,369**	**316,873**	**406,273**	**251,558**	**4,968,540**
NET OPERATING INCOME	**(185,406)**	**(122,186)**	**(108,733)**	**(137,056)**	**(300,752)**	**(132,476)**	**(238,938)**	**(210,131)**	**(196,433)**	**(87,755)**	**(166,246)**	**(96,336)**	**(1,982,446)**
OTHER INCOME													
70200 Interest Income	2	251	1,489	1,516	2,295	4,383	5,481	7,201	6,837	7,290	5,750	4,545	47,040
Total Other Income	**2**	**251**	**1,489**	**1,516**	**2,295**	**4,383**	**5,481**	**7,201**	**6,837**	**7,290**	**5,750**	**4,545**	**47,040**
OTHER EXPENSES													
80500 Fundraising Expenses	23,500	19,880	32,360	30,504	25,793	7,088	7,020	13,873		1,000			161,018
82100 Management Fee Interest	1,913	1,913	1,913	1,913	1,913	1,913	1,913	1,913	1,913	1,913	1,913	1,913	22,953
83000 Taxes			12,590										12,590
84000 Note Interest	14,912	15,670	14,953	15,955	16,126	11,459	10,946	11,196	11,047	10,974	11,352	10,240	154,829
84100 Amazon Interest	4,612	4,211	3,807	3,399	4,314	7,552	6,980	6,373	5,761	5,144	4,523	3,897	60,573
85000 Amortization Expense												1,063	1,063
Total Other Expenses	**44,937**	**41,674**	**65,622**	**51,770**	**48,146**	**28,012**	**26,859**	**33,354**	**18,721**	**19,031**	**17,788**	**17,112**	**413,026**
NET OTHER INCOME	**(44,934)**	**(41,422)**	**(64,133)**	**(50,255)**	**(45,851)**	**(23,629)**	**(21,377)**	**(26,153)**	**(11,884)**	**(11,741)**	**(12,038)**	**(12,568)**	**(365,986)**
NET INCOME	**$ (230,341)**	**$ (163,608)**	**$ (172,866)**	**$ (187,311)**	**$ (346,603)**	**$ (156,104)**	**$ (260,315)**	**$ (236,284)**	**$ (208,317)**	**$ (99,496)**	**$ (178,284)**	**$ (108,903)**	**$ (2,348,432)**

Balance Sheet

As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
10160 C3 Checking	489,231
10175 CBT Sweep (7100)	1,154,545
10180 PayPal	11,742
Total Bank Accounts	**1,655,518**
Accounts Receivable	
11000 Accounts Receivable	256,586
Total Accounts Receivable	**256,586**
Other Current Assets	
13000 Inventory	1,637,737
14500 Prepaid Expenses	40,101
Total Other Current Assets	**1,677,838**
Total Current Assets	**3,589,943**
Fixed Assets	
18000 Domain Name - PureBoost.com	1,063
Total Fixed Assets	**1,063**
Other Assets	
18700 Security Deposits Asset	6,200
19000 Capital Account Gross Up	9,196,549
Total Other Assets	**9,202,749**
TOTAL ASSETS	**$12,793,754**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable	651,343
Total Accounts Payable	**651,343**
Credit Cards	
20100 American Express	63,628
Total Credit Cards	**63,628**
Other Current Liabilities	
20500 Accrued Liabilities	147,574
20630 Member Loans - ST	1,000,000
25500 Sales Tax Payable	582
Total Other Current Liabilities	**1,148,156**
Total Current Liabilities	**1,863,128**
Long-Term Liabilities	
27000 EIDL Loan - LT	519,895

	Total
27100 Shopify Capital	4,987
27200 Amazon Lending	412,871
27300 Due to Total Wellness Solutions	537,719
28000 Member Loans	400,000
28500 Accrued Interest	53,660
Total Long-Term Liabilities	**1,929,132**
Total Liabilities	**3,792,259**
Equity	
30010 Jason Zinn Capital Account	273,286
30100 Robin Hood Brands Capital Accnt	4,281,485
30200 Total Wellness Solutions Cap Ac	4,554,772
34000 Class C	7,242,580
38000 Retained Earnings	(4,878,186)
38500 Prior Period Adjustment to RE	(124,010)
Net Income	(2,348,432)
Total Equity	**9,001,495**
TOTAL LIABILITIES AND EQUITY	**$12,793,754**

Statement of Cash Flows (YTD)

January - December 2023

	Jan 2023	Feb 2023	Mar 2023	Apr 2023	May 2023	Jun 2023	Jul 2023	Aug 2023	Sep 2023	Oct 2023	Nov 2023	Dec 2023	Total
OPERATING ACTIVITIES													
Net Income	(230,341)	(163,608)	(172,866)	(187,311)	(346,603)	(156,104)	(260,315)	(236,284)	(208,317)	(99,496)	(178,284)	(108,903)	(2,348,432)
Adjustments to reconcile Net Income to Net Cash provided by operations:													0
11000 Accounts Receivable	(2,766)	164,666	(72,798)	(80,992)	86,301	(33,805)	(135,344)	171,624	(36,674)	43,535	(24,756)	52,086	131,078
11502 Other Receivable	19,145				8,394								27,538
13010 Inventory:WIP - Raw Materials	7,800	6,039	0	(2,526)	(7,697)	14,535	(6,378)	(40,337)	29,367	(6,200)	32,631	35,421	62,654
13015 Inventory:WIP - Bulk Sticks	125,399	98,713	19,827	135,231		78,002	33,713	80,315	(64,854)	(22,873)	(204,988)	70,857	349,342
13020 Inventory:Finished Goods Inventory	18,457	33,298	193,957	49,517	229,680	11,633	220,446	37,251	(49,143)	(8,901)	181,962	45,540	963,700
13030 Inventory:Inventory Deposits			(10,575)	10,575									0
14500 Prepaid Expenses	3,450	(10,082)	20,658	1,049	(3,826)	(2,619)	1,455	(9,420)	2,455	3,455	4,674	2,275	13,527
14510 Prepaid Expenses:Prepaid Insurance	3,126	3,126	3,126	3,126	2,571	2,571	1,788	(10,017)	(26,564)	3,435	3,435	3,435	(6,844)
20000 Accounts Payable	21,785	(70,718)	(29,877)	94,166	15,153	26,947	(71,008)	79,907	112,041	133,178	(14,011)	197,003	494,565
20100 American Express	(7,648)	5,711	(31,869)	1,792	(11,893)	10,173	7,492	8,876	(1,572)	39,888	84	(3,118)	17,916
20510 Accrued Liabilities:Accrued Expenses	(33,847)	50,247	(46,975)	(5,734)	(1,250)		(1,250)	23,500	(23,500)	17,350		(1,753)	(23,213)
20515 Accrued Liabilities:Accrued EE Incentive	12,500	12,500	12,500	12,500	12,500	12,500	12,500	(4,988)	10,314	(92,826)	0	0	0
20540 Accrued Liabilities:Insurance Financing	(2,186)	(2,186)	(2,186)		(2,186)		(668)						(9,412)
20551 Accrued Liabilities:Accrued Retail Expenses:Accrued Working Trade	54,640	(72,170)	4,611	9,416	19,029	5,850	72,010	(16,745)	57,000	(33,055)	(49,536)	(19,594)	31,456
20552 Accrued Liabilities:Accrued Retail Expenses:Accrued Non-working Trade									4,762	(4,762)			0
20553 Accrued Liabilities:Accrued Retail Expenses:Accrued Listing Expense			0										0
20557 Accrued Liabilities:Accrued Retail Expenses:Accrued Retail Commissions	2,850	(11,886)	2,804	4,343	1,312	(5,389)	7,496	(7,171)	1,775	(2,997)	(509)	(1,161)	(8,532)
24000 Payroll Liabilities	0						0						0
24400 Payroll Liabilities:CalSavers Payable											0	0	0
25505 Sales Tax Payable:California	(1,156)	309	436	(826)	425	522	(972)	274	354	(828)	385	135	(942)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**221,548**	**207,567**	**63,639**	**231,635**	**348,514**	**120,921**	**141,281**	**313,069**	**15,761**	**68,401**	**(70,629)**	**381,125**	**2,042,832**
Net cash provided by operating activities	**(8,792)**	**43,959**	**(109,227)**	**44,324**	**1,911**	**(35,183)**	**(119,034)**	**76,785**	**(192,556)**	**(31,095)**	**(248,913)**	**272,222**	**(305,600)**
INVESTING ACTIVITIES													
18810 Domain Name - PureBoost.com:Accumulated Amortization												1,063	1,063
18700 Security Deposits Asset						3,200	(3,100)					(3,100)	(3,000)
Net cash provided by investing activities	**0**	**0**	**0**	**0**	**0**	**3,200**	**(3,100)**	**0**	**0**	**0**	**0**	**(2,037)**	**(1,937)**
FINANCING ACTIVITIES													
27000 EIDL Loan - LT	28,284	(956)	(959)	(962)	(962)	(962)	(962)	(962)	(962)	(962)	(962)	(962)	17,715
27100 Shopify Capital			78,686	(7,039)	(8,187)	(10,593)	(6,980)	(8,651)	(7,659)	(7,168)	(9,883)	(7,540)	4,987
27200 Amazon Lending	(50,714)	(51,115)	(51,519)	(51,926)	580,870	(76,181)	(76,754)	(77,361)	(77,973)	(78,589)	(79,211)	(79,837)	(170,309)
27300 Due to Total Wellness Solutions	1,913	1,913	1,913	1,913	1,913	1,913	1,913	1,913	1,913	1,913	1,913	1,913	22,953
28510 Accrued Interest:Total Wellness - Acrd Interest	421	802	421	421	421	408	421	421	421	421	408	421	5,408
28520 Accrued Interest:Robin Hood - Accrd Interest	421	802	421	421	421	408	421	421	421	421	408	421	5,408
30910 Class C:Gordon Bigler Capital Account:Bigler Capital Contribution							(100,000)						(100,000)
33900 Class C:Pureboost 1 SPV						842,582							842,582
34100 Class C:Pureboost 1 EB SPV						2,009,998							2,009,998
34200 Class C:Youse Ventures VI						1,125,000							1,125,000
38500 Prior Period Adjustment to RE	(57,238)				(8,394)	(58,378)							(124,010)
WeFunder	119,145	139,712	55,290	68,863	166,002	(2,794,202)							(2,245,190)
Net cash provided by financing activities	**42,233**	**91,158**	**84,254**	**11,691**	**732,086**	**1,039,992**	**(181,940)**	**(84,219)**	**(83,838)**	**(83,964)**	**(87,327)**	**(85,583)**	**1,394,544**
NET CASH INCREASE FOR PERIOD	**33,441**	**135,117**	**(24,973)**	**56,016**	**733,997**	**1,008,009**	**(304,074)**	**(7,434)**	**(276,394)**	**(115,059)**	**(336,240)**	**184,602**	**1,087,007**

Statement of Cash Flows (TTM)

December 2022 - October 2023

	Dec 2022	Jan 2023	Feb 2023	Mar 2023	Apr 2023	May 2023	Jun 2023	Jul 2023	Aug 2023	Sep 2023	Oct 2023	Total
OPERATING ACTIVITIES												
Net Income	(104,029)	(230,341)	(163,608)	(172,866)	(187,311)	(346,603)	(156,104)	(260,315)	(236,284)	(208,317)	(99,496)	(2,165,273)
Adjustments to reconcile Net Income to Net Cash provided by operations:												0
11000 Accounts Receivable	139,432	(2,766)	164,666	(72,798)	(80,992)	86,301	(33,805)	(135,344)	171,624	(36,674)	43,535	243,180
11502 Other Receivable	(19,145)	19,145				8,394						8,394
13010 Inventory:WIP - Raw Materials	(17,755)	7,800	6,039	0	(2,526)	(7,697)	14,535	(6,378)	(40,337)	29,367	(6,200)	(23,153)
13015 Inventory:WIP - Bulk Sticks	(70,349)	125,399	98,713	19,827	135,231		78,002	33,713	80,315	(64,854)	(22,873)	413,123
13020 Inventory:Finished Goods Inventory	152,995	18,457	33,298	193,957	49,517	229,680	11,633	220,446	37,251	(49,143)	(8,901)	889,192
13030 Inventory:Inventory Deposits				(10,575)	10,575							0
14500 Prepaid Expenses	1,452	3,450	(10,082)	20,658	1,049	(3,826)	(2,619)	1,455	(9,420)	2,455	3,455	8,030
14510 Prepaid Expenses:Prepaid Insurance	2,159	3,126	3,126	3,126	3,126	2,571	2,571	1,788	(10,017)	(26,564)	3,435	(11,554)
20000 Accounts Payable	(359,770)	21,785	(70,718)	(29,877)	94,166	15,153	26,947	(71,008)	79,907	112,041	133,178	(48,197)
20100 American Express	(12,285)	(7,648)	5,711	(31,869)	1,792	(11,893)	10,173	7,492	8,876	(1,572)	39,888	8,665
20510 Accrued Liabilities:Accrued Expenses	14,254	(33,847)	50,247	(46,975)	(5,734)	(1,250)		(1,250)	23,500	(23,500)	17,350	(7,206)
20515 Accrued Liabilities:Accrued EE Incentive	(104,375)	12,500	12,500	12,500	12,500	12,500	12,500	12,500	(4,988)	10,314	(92,826)	(104,375)
20540 Accrued Liabilities:Insurance Financing		(2,186)	(2,186)	(2,186)		(2,186)		(668)				(9,412)
20551 Accrued Liabilities:Accrued Retail Expenses:Accrued Working Trade	4,576	54,640	(72,170)	4,611	9,416	19,029	5,850	72,010	(16,745)	57,000	(33,055)	105,162
20552 Accrued Liabilities:Accrued Retail Expenses:Accrued Non-working Trade										4,762	(4,762)	0
20553 Accrued Liabilities:Accrued Retail Expenses:Accrued Listing Expense				0								0
20557 Accrued Liabilities:Accrued Retail Expenses:Accrued Retail Commissions	(7,221)	2,850	(11,886)	2,804	4,343	1,312	(5,389)	7,496	(7,171)	1,775	(2,997)	(14,083)
24000 Payroll Liabilities		0						0				0
25505 Sales Tax Payable:California	416	(1,156)	309	436	(826)	425	522	(972)	274	354	(828)	(1,045)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**(275,615)**	**221,548**	**207,567**	**63,639**	**231,635**	**348,514**	**120,921**	**141,281**	**313,069**	**15,761**	**68,401**	**1,456,721**
Net cash provided by operating activities	**(379,644)**	**(8,792)**	**43,959**	**(109,227)**	**44,324**	**1,911**	**(35,183)**	**(119,034)**	**76,785**	**(192,556)**	**(31,095)**	**(708,553)**
INVESTING ACTIVITIES												
18810 Domain Name - PureBoost.com:Accumulated Amortization	1,063											1,063
18700 Security Deposits Asset							3,200	(3,100)				100
Net cash provided by investing activities	**1,063**	**0**	**0**	**0**	**0**	**0**	**3,200**	**(3,100)**	**0**	**0**	**0**	**1,163**
FINANCING ACTIVITIES												
27000 EIDL Loan - LT	(950)	28,284	(956)	(959)	(962)	(962)	(962)	(962)	(962)	(962)	(962)	18,688
27100 Shopify Capital				78,686	(7,039)	(8,187)	(10,593)	(6,980)	(8,651)	(7,659)	(7,168)	22,409
27200 Amazon Lending	(50,316)	(50,714)	(51,115)	(51,519)	(51,926)	580,870	(76,181)	(76,754)	(77,361)	(77,973)	(78,589)	(61,577)
27300 Due to Total Wellness Solutions	1,913	1,913	1,913	1,913	1,913	1,913	1,913	1,913	1,913	1,913	1,913	21,041
28510 Accrued Interest:Total Wellness - Acrd Interest	421	421	802	421	421	421	408	421	421	421	421	5,001
28520 Accrued Interest:Robin Hood - Accrd Interest	421	421	802	421	421	421	408	421	421	421	421	5,001
30910 Class C:Gordon Bigler Capital Account:Bigler Capital Contribution								(100,000)				(100,000)
33900 Class C:Pureboost 1 SPV							842,582					842,582
34100 Class C:Pureboost 1 EB SPV							2,009,998					2,009,998
34200 Class C:Youse Ventures VI							1,125,000					1,125,000
38500 Prior Period Adjustment to RE		(57,238)				(8,394)	(58,378)					(124,010)
WeFunder	239,136	119,145	139,712	55,290	68,863	166,002	(2,794,202)					(2,006,054)
Net cash provided by financing activities	**190,626**	**42,233**	**91,158**	**84,254**	**11,691**	**732,086**	**1,039,992**	**(181,940)**	**(84,219)**	**(83,838)**	**(83,964)**	**1,758,079**
NET CASH INCREASE FOR PERIOD	**(187,955)**	**33,441**	**135,117**	**(24,973)**	**56,016**	**733,997**	**1,008,009**	**(304,074)**	**(7,434)**	**(276,394)**	**(115,059)**	**1,050,690**